SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 9, 2004

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

December 9, 2004

By:   /s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Announces Fourth Quarter Cash Distribution”

  99.1

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES FOURTH QUARTER
CASH DISTRIBUTION

CALGARY, December 8, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its fourth quarter cash distribution of $1.30 per unit will be paid on January 14, 2005 to unitholders of record on December 31, 2004. The ex-distribution date is December 29, 2004. This distribution is in respect of the period from October 1, 2004 to December 31, 2004.

Tax Information for Cash Distributions

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of 2004 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 8, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

Fording Canadian Coal Trust

Fording Canadian Coal Trust

(403) 260-9834

(403) 260-9817

Email: investors@fording.ca